April 10, 2006

CT Corporation System
Agent for service for
ASAT Holdings Limited
111 Eighth Avenue
New York, New York 10011

> **Re:** **ASAT Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 24, 2006**
> **File No. 333-131331**

To Whom It May Concern:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

What is the Board of Directors' recommendation . . ., page vi

1.    We note your response to prior comment 10. Please revise your disclosure to clarify why none of your officers or directors will be able to purchase units in the rights offering.

After I exercise my rights, can I change my mind and cancel my purchase?, page viii

2.    We note your response to prior comment 11. Please revise your disclosure to clarify how you will determine what constitutes a "significant" amendment, giving examples if possible.

\* \* \* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,


Peggy Fisher
Assistant Director


cc (via fax):    John A. Fore, Esq. – Wilson Sonsini Goodrich & Rosati
                 Kathleen D. Rothman, Esq. -- Wilson Sonsini Goodrich & Rosati